1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date : January 10, 2018	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC December 2017 Revenue Report

Hsinchu, Taiwan, R.O.C. – Jan. 10, 2018 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for December 2017: On a consolidated basis, revenues for December 2017 were approximately NT$89.90 billion, a decrease of 3.5 percent from November 2017 and an increase of 15.1 percent from December 2016. Revenues for January through December 2017 totaled NT$977.45 billion, an increase of 3.1 percent compared to the same period in 2016.

TSMC December Revenue Report (Consolidated):

(Unit:NT$ million)
Period	December 2017	November 2017	M-o-M Increase (Decrease) %	December 2016	Y-o-Y Increase (Decrease) %	January to December 2017	January to December 2016	Y-o-Y Increase (Decrease) %

Net Revenues	89,897	93,153	(3.5)	78,112	15.1	977,447	947,938	3.1

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communications Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of December 2017.

1.	Sales volume (in NT$ thousands)

Period	Items	2017	2016

Dec.	Net sales	89,897,252	78,112,022
Jan. - Dec.	Net sales	977,447,241	947,938,344

2.	Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end

TSMC China*	49,114,889	20,039,800
TSMC Global**	295,308,915	—

*	The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
**	The borrower is TSMC.

3.	Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount
		Bal. as of period end

TSMC*	357,679,212	36,575,873

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

(1) Derivatives not under hedge accounting.

•	TSMC

		Forward	Swap

Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	56,119,286	—
	Mark to Market Profit/Loss	335,985	—
	Unrealized Profit/Loss	258,333	(10,977)
Expired Contracts	Notional Amount	397,414,609	107,054,816
	Realized Profit/Loss	1,026,663	(21,260)
Equity price linked product (Y/N)		N	N

•	TSMC China

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	16,798,169
	Mark to Market Profit/Loss	191,247
	Unrealized Profit/Loss	212,208
Expired Contracts	Notional Amount	136,922,569
	Realized Profit/Loss	830,712
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	553,115
	Mark to Market Profit/Loss	5,045
	Unrealized Profit/Loss	9,591
Expired Contracts	Notional Amount	3,375,013
	Realized Profit/Loss	14,922
Equity price linked product (Y/N)		N

•	TSMC Nanjing

		Forward	Hybrid instruments entirely measured at fair-value-through- profit-or-loss under designation

Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	2,063,297	—
	Mark to Market Profit/Loss	(7,838)	—
	Unrealized Profit/Loss	(7,861)	45,830
Expired Contracts	Notional Amount	8,232,624	20,865,960
	Realized Profit/Loss	(58,682)	85,206
Equity price linked product (Y/N)		N	N

(2) Derivatives under hedge accounting.

•	TSMC

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	2,649,104
	Mark to Market Profit/Loss	4,683
	Unrealized Profit/Loss	4,683
Expired Contracts	Notional Amount	6,076,419
	Realized Profit/Loss	—
Equity price linked product (Y/N)		N

•	TSMC Global

		Future

Margin Payment		(24,965)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	5,024,235
	Mark to Market Profit/Loss	6,153,977
	Unrealized Profit/Loss	22,228
Expired Contracts	Notional Amount	24,011,926
	Realized Profit/Loss	(5,089)
Equity price linked product (Y/N)		N